Filed Pursuant to Rule 424(b)(7)
Registration No. 333—145594
PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED AUGUST 21, 2007
Suntech Power Holdings Co., Ltd.
$500,000,000 Aggregate Principal Amount of
0.25% Convertible Senior Notes due 2012
and
Ordinary Shares Underlying the American Depositary Shares Issuable Upon
Conversion of the Notes

17,613,336 American Depositary Shares Representing
17,613,336 Ordinary Shares
     This prospectus supplement supplements information contained in the prospectus dated August 21, 2007 included within the registration statement filed with the Securities and Exchange Commission on August 21, 2007, covering resales by selling securityholders of our 0.25% Convertible Senior Notes due 2012 and American Depositary Shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.01 per share, represented by the ADSs. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus. The terms of the notes, the ADSs and the ordinary shares are set forth in the prospectus.
     Investing in the notes or the ADSs involves risks. See “Risk Factors” beginning on page 14 of the prospectus.
     Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is October 31, 2007.

Selling Securityholders
     The following information supplements and updates the table of selling securityholders contained on pages 105 through 107 of the prospectus, as such table has been previously supplemented and updated by previous prospectus supplements. Where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus or an earlier prospectus supplement. This information was furnished to us by the selling securityholders listed below on or before October 30, 2007. Because selling securityholders may trade all or some of the notes at any time without notifying us, the table below may not reflect the exact value of notes held by each selling securityholder on the date of this prospectus supplement. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date as of which the information in the table is presented.
     The information below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth, among other things, the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of ordinary shares represented by the ADSs into which those notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding ordinary shares.
     Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes or ordinary shares. Any changed information that is provided to us by selling securityholders will be set forth in additional prospectus supplements to the prospectus.

			Ordinary
	Principal Amount		Shares Owned
	of	Ordinary Shares	After
	Notes Being	Registered	Completion of
Name	Offered Hereby	Hereby(1)	the Offering
Advent Enhanced Phoenix	$7,000,000	143,551.80	—
CNH CA Master Account, L.P.	$2,000,000	41,014.80	—
Fore Convertible Master Fund, Ltd.	$23,075,000	473,208.26	—
Fore ERISA Fund Ltd.	$3,475,000	71,263.22	—
Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund	$700,000	14,355.18	—
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund	$1,000,000	20,507.40	—
Quattro Fund Ltd	$7,600,000	155,856.24	—
Quattro Multistrategy Master Fund LP	$700,000	14,355.18	—
Tennenbaum Multi-Strategy Master Fund	$72,750,000	1,491,913.35	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	$22,217,000	455,612.91	—
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited	$1,283,000	26,310.99	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 20.5074 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” in the prospectus. As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease in the future.